Channell Commercial Corporation

26040 Ynez Road
Temecula, California  92591

October 29, 2007

Mr. Andrew Mew Senior Staff Accountant Division of Corporation Finance Securities and Exchange Commission Mail Stop 3720 Washington D.C. 20549

Re:           Request for Extension

Dear Mr. Mew:

This request relates to the letter (the “Letter”) to Channell Commercial Corporation (the “Company”) from the Staff, dated October 24, 2007.  In accordance with the discussions between you and our legal counsel of October 26, 2007, the Company hereby respectfully requests an extension of the deadline for response to the Letter from October 31, 2007 to November 14, 2007.  As discussed, the Company needs the additional time requested in order to gather the information relating to the Company’s domestic and international operations necessary to enable it to respond to the Letter.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (951) 719-2600.

Very truly yours,

CHANNNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready
Chief Financial Officer